SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Public Company
Press Release
Proved Reserves of Petrobras in 2008

(Rio de Janeiro, January 15, 2009). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces its proved reserves of oil, condensate and natural gas in Brazil and abroad in 2008, according to the Society of Petroleum Engineers – SPE and Securities and Exchange Commission – SEC criteria.

The pre-salt discoveries in the Santos Basin are still under evaluation and are not being considered for the calculation of the Proved Reserves according to both criteria.

Proved Reserves in Brazil

According to ANP/SPE criteria:

On December 31st, 2008, the Proved Reserves of oil, condensate and natural gas in the fields under concession of Petrobras in Brazil amounted to 14,093 billion barrels of oil equivalent (boe), representing an increase of 1.2% in relation to 2007.

Proved Reserves - SPE	Volume	%

Oil + Condensate (billion bbl)	11.969	85

Natural Gas (billion m3)	337.624	15

Oil Equivalent (billion boe)	14.093	100

During 2008, 920 billion boe were incorporated into Proved Reserves, with production over the same period amounting to 747 million boe, as shown in the following table:

Proved Reserves Breakdown – SPE Criteria	Volume (billion boe)

A) Proved Reserves in December , 2007	13.920

B) Incorporated as Proved Reserves in 2008	0.920

C) Accumulated Production in 2008	(0.747)

D) Annual Change (B - C)	0.173

E) Proved Reserves on December, 2008 (A + D)	14.093

For each barrel of oil equivalent extracted in 2008, 1.23 boe were incorporated into Proved Reserves, resulting in a Reserve Replacement Index (RRI) of 123%. The Reserve/Production (R/P) ratio in Brazil was 18.9 years.

The main appropriations in 2008 included:

  Discoveries in exploratory blocks – Camarupim Norte and Jacutinga, by the Espírito Santo Exploration & Production Business Unit (UN-ES);

  Discoveries in exploratory blocks incorporated to existing production fields – Saíra, Córrego Cedro Norte, Guriri, and Rio Mariricu, by the Espírito Santo Exploration & Production Business Unit (UN-ES), and São Miguel dos Campos, by the Sergipe and Alagoas Exploration & Production Business Unit (UN-SEAL);

  Appropriations in existing fields as a result of the higher recovery factor– Marlim Sul, Barracuda, and Roncador, by the Rio de Janeiro Exploration & Production Business Unit (UN-RIO); Marlim, Badejo, and Espadarte, by the Campos Basin Exploration & Production Business Unit (UN- BC); Baleia Franca, Cachalote, and Jubarte, by the Espírito Santo Exploration & Production Business Unit (UN-ES); and Uruguá, by the Santos Basin Exploration & Production Business Unit (UN-BS).

  The pre-salt discoveries in Espírito Santo added 128 million boe to the reserves.

According to the SEC criteria:

According to the SEC criteria, 1.401 billion boe were incorporated in 2008 reserves, equivalent to 1.8 times the year production of 747 million BOE,. Regarding the 2007 reserves, the Brent price of the last day of 2008 is used to revaluated the reserves. The oil price dropped 60% during the year, decreasing from $96.02/bbl in the end of 2007 to $36.55/bbl in the end of 2008. Consequently, the proved reserves suffered a loss of 1.198 billion boe. The incorporation that was made in the period (1.401 billion boe) represents 72% of the total reductions in the year (1.945 billion boe). As a result of this, considering the incorporation, the year’s production, and the loss with the price reductions, as per the SEC’s criteria, the proved reserves on December 31 2008 were 10.274 billion boe.

Proved Reserves – SEC Criteria	Volume	%

Oil and Condensate (billion bbl)	8.716	85

Natural Gas (billion m3)	247.643	15

Oil Equivalent (billion boe)	10.274	100

On December 31st, 2008, Proved Reserves in Brazil were 5% lower than 2007 levels and the RRI was 27%. The Reserve/Production (R/P) ratio was 13.8 years.

The pre-salt discoveries in Espírito Santo also contributed to the Proved reserves according to SEC criteria.

Proved Reserves Breakdown – SEC Criteria	Volume (billion boe)

A) Proved Reserves on December, 2007	10.818

B) Acumulated Production 2008	(0.747)

C) Loss due to price reduction in 2008	(1.198)

D) Incorporated as Proved Reserves in 2008	1.401

F) Annual Change (B+C+D)	(0.544)

E) Proved Reserves on December, 2009 (A + E)	10.274

The main differences between the SEC and the ANP/SPE criteria, are due to the different assumptions used (oil price assumption, concession term and gas reserves with contracts not declared) and the non-booking of projects in the initial stages of production development in the company accounts.

International Proved Reserves

According to the SPE criteria:

On December 31st, 2008 Proved Reserves of oil, condensate and natural gas, abroad were 0.992 billion boe, representing a decrease of 9.0% in relation to 2007.

Proved Reserves – SPE Criteria	Volume	%

Oil and Condensate (billion bbl)	0.497	50

Natural Gas (billion m3)	83.943	50

Oil Equivalent (billion boe)	0.992	100

During 2008, the increase of proved reserves can be attributed to improving recovery factors in Argentina and Peru oil fields and the addition of Cascade field reserves in the United States. However this increase was offset by production activity, a decrease of assets in Ecuador and the revaluation of Nigeria reserves, resulting in a 98 million boe reduction of 2008 proven reserves, as shown below:

Proved Reserves – SPE Criteria	Volume (billion boe)

A) Proved Reserves on December, 2007	1.090

B) Incorporated as Proved Reserves in 2008	(0.016)

C) Accumulated Production 2008	(0.082)

D) Annual Change (B + C)	(0.098)

E) Proved Reserves on December, 2008 (A + D)	0.992

According to SPE criteria, international Reserve/Production (R/P) ratio was 12.1 years.

According to SEC criteria:

On December 31st, 2008, the oil, condensate and natural gas proved reserves were 917 million boe. This volume represents an increase of approximately 3.5% compared to the preceding year (886 million boe).

Proved Reserves – SEC Criteria	Volume	%

Oil and Condensate (billion bbl)	0.438	48

Natural Gas (billion m3)	81.242	52

Oil Equivalent (billion boe)	0.917	100

During 2008, the addition of proved reserves, mainly in Bolivia, Argentina, Nigeria and Peru, offset the decrease of proved reserves in Ecuador and general production activity, as shown below:

Proved Reserves Breakdown – SEC Criteria	Volume (billion boe)

A) Proved Reserves in December 2007	0.886

B) Incorporated as Proved Reserves in 2008	0.112

C) Accumulated Production in 2008	0.081

D) Annual Change (B + C)	0.031

E) Proved Reserves in December 2008 (A + D)	0.917

Using the same criteria, the Reserve/Production (R/P) ratio is 11.3 years.

Some of the differences between the SPE and SEC reserve numbers include:

  The Cascade field, offshore the Gulf of Mexico, was included only in SPE reserve figures and;

  Not all of the volumes in Nigeria can be declared as reserves based on SEC criteria.

Considering the possibility of changes in Bolivian legislation, the proved reserves in this country could be reduced in its totality, which represents, approximately, 2% of total Petrobras proved reserves.

Proved Reserves of Petrobras in 2008 (Brazil and International)

According to ANP/SPE criteria:

On December 31st, 2008 Petrobras' Proved Reserves of oil, condensate and natural gas amounted to 15.85 billion de boe, a 0.5% increase compared to last year, distributed as shown:

Proved Reserves – SPE Criteria	Volume (billion boe)%

Brasil	14.093	93

International	0.992	7

Total	15.085	100

According to the SPE criteria, 949 904 million boe were incorporated into Proved Reserves in 2008 and 829 million boe were produced, resulting in an increase of 75 million boe in relation to 2007 proved reserves (15.010 billion boe). Consequently, for each barrel of oil equivalent produced during 2008, 1.09 barrels were incorporated into Proved Reserves, resulting in a Reserve Replacement Index – RRI of 109%. The Reserves/Production ratio (R/P) was 18.2 years.

Proved Reserves Breakdown – SPE Criteria	Volume (billion boe)

A) Proved Reserves in December 2007	15.010

B) Incorporated as Proved Reserves in 2008	0.904

C) Accumulated Production in 2008	(0.829)

D) Annual Change (B - C)	0.075

E) Proved Reserves in December 2008 (A + D)	15.085

According to the SEC criteria:

Proved reserves on December 31st, 2008 amounted to 11.191 boe, distributed as follows:

Proved Reserves – SEC Criteria	Volume (billion boe)%

Brasil	10.274	92

International	0.917	8

Total	11.191	100

During 2008, 1.401 billion boe in additions to domestic reserves (equivalent to 1.8 times domestic production) were offset by a loss of 1.198 billion boe due to declines in the price of Brent, with oil ultimately falling to US$ 36.55/bbl on December 31, 2008. Proved Reserves thus declined 4.4% vs. 2007. This corresponds to a Reserve Replacement Index – RRI of 38% and the Reserves/Production ratio (R/P) was 13.5 years.

Proved Reserves Breakdown – SEC Criteria	Volume (billion boe)

A) Proved Reserves in December 2007	11.704

B) Accumulated Production in 2008	(0.828)

C) Loss due to price reduction in 2008	(1.198)

D) Incorporated as Proved Reserves in 2008	1.513

E) Annual Change (B+C+D)	(0.513)

F) Proved Reserves in December 2008 (A + D)	11.704

Petrobras clarifies that the hydrocarbon reserve properties belong to their respective National States.

Almir Guilherme Barbassa
CFO and Investor Relations Officer
Petróleo Brasileiro S.A. – Petrobras

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.